Viasat, Inc.

6155 El Camino Real

Carlsbad, California 92009

March 16, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Viasat, Inc.

Registration Statement on Form S-4

File No. 333-252618

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Viasat, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-252618), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Time on March 18, 2021, or as soon as possible thereafter. The Registrant hereby authorizes Craig M. Garner and/or Kevin C. Reyes, of Latham & Watkins LLP, to orally modify or withdraw this request for acceleration.

Thank you for your assistance. We request that we be notified of such effectiveness by a telephone call to Mr. Reyes at (858) 523-3946, or in his absence Mr. Garner, of Latham & Watkins LLP, at (858) 523-5407. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Mr. Reyes via email to kevin.reyes@lw.com or via facsimile to Latham & Watkins LLP, attention: Kevin C. Reyes, via facsimile at (858) 523-5450.

Very truly yours,

Viasat, Inc.

/s/ Robert J. Blair
Robert J. Blair
Vice President, General Counsel and Secretary

cc:	Brad Eastman, RigNet, Inc.

Craig M. Garner, Latham & Watkins LLP

Kevin C. Reyes, Latham & Watkins LLP

James B. Marshall, Baker Botts L.L.P.